

News Release

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Laura Guerrant-Oiye
Guerrant Associates
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MATTSON TECHNOLOGY NAMES NEW BOARD MEMBER
Richard Dyck elected as Board Member

FREMONT, Calif. — January 29, 2010 — Mattson Technology, Inc. (NASDAQ: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced the appointment of Richard E. Dyck to its Board of Directors to fill the vacancy created when Jochen Melchior resigned from the Board of Directors on August 10, 2009.

"It is a pleasure to welcome Richard to our Board of Directors," said Ken Kannappan, Chairman of the Board of Mattson Technology. "We believe that his extensive experience as a senior-level executive in Asia in the semiconductor equipment segment plus his experience on other boards make him exceptionally qualified to serve Mattson's shareholders as a member of the Board and help the company position itself to capitalize on our next stage of growth."

"The strong product portfolio and global position of Mattson Technology are very impressive and align well with my capabilities," said Dyck. "I am looking forward to joining Mattson's board of directors to contribute to the company's future growth and development."

Dyck has more than 30 years of senior-level executive experience in the semiconductor industry, serving as the current founder and President of TCS Japan K.K. and East Asia Connector Services, Ltd (Shanghai), a manufacturer of high speed connection systems, since 1999, and the founder and President of TGK, K.K. since 2009. Prior to his current role, he was the Vice-President and an Executive Officer of Teradyne, Inc., a semiconductor test equipment company, and the Chairman of Teradyne, Japan from 1982 until 1999. Dyck has a M.A. and Ph.D. from Harvard University in Sociology and East Asian Languages and a B.A. from California State University. He currently holds the following positions; Director and Chairman of Alphana Technology; Director of Avanstrate; member of the Board of Trustees of the Sasakawa Peace foundation; and a member of the Advisory Committee of the Japan External Trade Organization. He has also held several Committee positions at SEMI -Semiconductor Equipment and Material Industry Association. He is the recipient of the Bob Graham award for lifetime contributions to sales and marketing in the semiconductor industry.

About Mattson Technology, Inc.

Mattson Technology, Inc. designs, manufactures and markets semiconductor wafer processing equipment used in the fabrication of integrated circuits. We are a leading supplier of plasma and rapid thermal processing equipment to the global semiconductor industry. Through manufacturing and design innovation, we have produced technologically advanced systems that provide productive and cost effective solutions for customers fabricating current- and next-generation semiconductor devices. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, CA, 94538. Telephone: (800) MATTSON/(510) 657-5900. Internet: www.mattson.com.